DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GR [redacted]
LONDC

15, AVEN
7500

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT
212 450 6691
melendez@dpw.com

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

File No. 82-5201

October 28, 2005

Re: **Gamesa, S.A. —**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. ("**Gamesa**"), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Presentation dated October 2005, entitled, "Gamesa – Sale of Wind Farms to Iberdrola".

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Best regards,

Rosemarie M. DeMarco

Rosemarie M. DeMarco
Legal Assistant Coordinator
Capital Markets

dlw 10/31

Enclosure

By Hand Delivery

Gamesa

Sale of Wind Farms to Iberdrola





OCTOBER 2005

Please refer to last page for Forward Looking Statement

I. The Agreement

Sale of Wind Farms to Iberdrola

- **Sale of 700 MW in Spain and Italy.** After more than 6 months of negotiations, Gamesa and Iberdrola have agreed the sale of 600 MW of Wind Farms in Spain and 100 MW in Italy for approximately EUR 900 MM. The wind farms will be installed between 2005 and 2009.
- **Good Price.** The prices arranged for both the Spanish and the Italian wind farms are in line with current market prices.
- **Improved visibility.** The new contract with Iberdrola, together with the already existing frame agreements with other companies (B&B, Endesa, Electrabel, ...) provide a significant visibility over Gamesa's wind farm sales forecast in 2006 and 2007.
- **Improvement in Payment Terms with Gamesa Eólica.** The payment terms of the existing frame agreement for the supply of WTG with Gamesa Eólica have been improved. This will reduce the company's working capital needs.

The new contract improves the existing visibility, setting higher prices and improving payment terms to Gamesa Eólica.

II. Increased Visibility

Current Wind Farm Sales Contracts per Region as of October 2005 (MW)



MW
1.200
1.000
800
600
400
200
0
600
450
100
220
250
256
56
88
50
Spain
Italy
Portugal
Greece
Germany
USA

TOTAL MW	1.050	320	506	56	132	50

□ Iberdrola □ Endesa ▨ Electrabel ▨ Babcock ■ Viridis □ Under Negotiation ■ Iberdrola New

Gamesa Energía has signed agreements for the sale of 1,976 MW with different clients in different regions.

Gamesa

Please refer to last page for Forward Looking Statement

III. Conclusion

- <u>**Good Price.**</u> The transaction signed sets a good reference in terms of pricing for the Spanish and Italian markets.

- <u>**Improved Visibility.**</u> The additional 700 MW to be sold in between 2005 and 2009 increase the backlog of Gamesa Energía.

- <u>**Working Capital Improvement in Gamesa Eólica.**</u> New payment terms for Gamesa Eólica in WTG supplies improve current and future working capital conditions.

The transaction will help Gamesa to consolidate its growth forecasts for the next years.

Forward Looking Statement

This material has been made up by Gamesa Corporación Tecnológica, S.A., and is disclosed solely as information.

This material may contain declarations which constitute forward-looking statements, and includes references to our current intentions, believes or expectations regarding future events and trends that may affect our financial condition, earnings and share value.

These forward-looking statements do not constitute a warranty as to future performance and imply risks and uncertainties. Therefore, actual results may differ materially form those expressed or implied by the forward-looking statements, due to different factors, risks an uncertainties, such as economical, competitive, regulatory or commercial changes. The potential investor should assume the fact that the value of any investment may rise or go down, and furthermore, it may not recovered, partially or completely. Likewise, past performance is not indicative of future results.

The facts, opinions, and projections included in this material are furnished as to the date of this document, and are based on the company's estimations and on sources believed to be reliable by Gamesa Corporación Tecnológica, S.A., but the company does not warrant its completeness, timeliness or accuracy, and therefore it should not be relied upon as if it were.

Both the information and the conclusions contained in this document are subject to changes without notice. Gamesa Corporación Tecnológica, S.A. undertakes no obligation to update forward-looking statements to reflect events or circumstances that occur after the date the statements were made. The results and evolution of the company may differ materially from those expressed in this material.

None of the information contained in this document constitutes a recommendation, solicitation or offer to buy or sell any securities, futures, options or other financial instruments or provide any investment advice or service. This material does not provide any recommendation of investment, or legal, tax or any other type of advise, and it should not be relied upon to make any investment or decision.

Any and all the decisions taken by any third party as a result of the information, materials or reports contained in this document, are the sole and exclusive risk and responsibility of that third party, and Gamesa Corporación Tecnológica, S.A. shall not be responsible for any damages derived from the use of this document or its content.

This document has been furnished exclusively as information, and it must not be disclosed, published or distributed, partially or totally, without the prior written consent of Gamesa Corporación Tecnológica, S.A.